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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Material Changes

Item 1.    Amendment of Credit Agreement

    Effective as of October 17, 2005, Agnico-Eagle Mines Limited (the "Company") amended its Second Amended and Restated Credit Agreement dated as of December 23, 2004 (the "Agreement") between the Company, The Bank of Nova Scotia, as co-arranger, administrative agent and technical agent, Société Générale (Canada), as co-arranger and syndication agent, N M Rothschild & Sons Limited, as co-arranger and documentation agent, and certain banks and financial institutions party thereto. The amendment, among other things, increases the maximum amount that may be borrowed under the revolving credit facility from US$100 million to US$150 million, extends the term of the facility by two years to December 23, 2009, and includes a first charge on the LaRonde and Goldex mining operations as additional security for the loans. The Amendment is filed as Exhibit 1 hereto.

Item 2.    Change of Directors and Management

    Effective as of December 13, 2005 Mr. Pertti Voutilainen, M.Sc., M.Eng., was appointed to the Company's Board of Directors. Mr. Voutilainen is a mining industry veteran, most recently the Chairman of the Board of Riddarhyttan Resources AB, a Swedish company acquired by the Company in November 2005. Previously, Mr. Voutilainen was Chairman of the Board and CEO for Kansallis Banking Group and President after its merger with Union Bank of Finland. Mr. Voutilainen was also appointed as a member of the Audit Committee of the Board of Directors.

    Effective as of December 13, 2005, the Company's Board of Directors announced the following appointments to the Company's senior management team: Sean Boyd, the Company's former President and Chief Executive Officer, was elected as Vice Chairman and Chief Executive Officer, Eberhard Sherkus, the Company's former Vice President and Chief Operating Officer and one of the Company's directors, was elected President and Chief Operating Officer and Jean Robitaille was elected Vice President, Metallurgy and Marketing. Mr. Boyd and Mr. Sherkus have been with the Company for twenty years, and Mr. Robitaille has been with the Company in various capacities for 18 years, most recently as General Manager Metallurgy and Marketing.

Item 3.    Change to Codes of Business Conduct and Ethics and Confidential Anonymous Complaint Reporting Policy

    Effective as of December 13, 2005, the Board of Directors of the Company approved amendments to the Company's Codes of Business Conduct and Ethics for directors, officers and employees, and consultants and contractors. In addition, the Board of Directors of the Company approved amendments to its Confidential Anonymous Complaint Reporting Policy. Copies of these amendments have been filed with SEDAR and are attached as Exhibits 2, 3 and 4 hereto.

EXHIBITS

Exhibit No.	Exhibit Description
Exhibit 1	Amendment No. 1 to Second Amended and Restated Credit Agreement
Exhibit 2	Agnico-Eagle Mines Limited Code of Business Conduct and Ethics
Exhibit 3	Agnico-Eagle Mines Limited Code of Business Conduct and Ethics for Consultants and Contractors
Exhibit 4	Confidential Anonymous Complaint Reporting Policy

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
	By:	/s/ Sean Boyd Sean Boyd Vice Chairman and Chief Executive Officer
Date: December 21, 2005

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EXHIBITS
SIGNATURE